Exhibit A

Press Release
Ceragon Reports Second Quarter 2013 – August 12, 2013

CERAGON NETWORKS REPORTS SECOND QUARTER 2013 FINANCIAL RESULTS

Booking increased on expanding penetration of large operators

Paramus, New Jersey, August 12, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the second quarter which ended June 30, 2013.

Revenues for the second quarter of 2013 were $90.1 million, down 20% from $112.7 million for the second quarter of 2012, and about the same as revenues in the first quarter of 2013.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the second quarter of 2013 was $(7.5) million or $(0.20) per basic share and diluted share, compared to a net loss of $(2.9) million in the second quarter of 2012, or $(0.08) per basic share and diluted share.

On a non-GAAP basis, net loss for the second quarter, excluding (a) $1.0 million of equity-based compensation expenses, (b) $0.6 million amortization of intangible assets, and (c) $0.2 million of changes in pre-acquisition indirect tax positions, was $(5.7) million, or $(0.15) per basic share and diluted share. Non-GAAP net income for the second quarter of 2012 was $0.2 million, or $0.01 per basic share and diluted share (Please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the second quarter of 2013 was 31.7% of revenues. Gross margin on a non-GAAP basis was 32.4% of revenues.

Operating loss on a GAAP basis in the second quarter of 2013 was $(4.6) million. On a non-GAAP basis operating loss was $(2.8) million.

Cash and cash investments at the end of the quarter were $49.1 million.

 “We see signs of improvement in the business environment and our bookings increased significantly in the second quarter, as expected,” said Ira Palti, President and CEO of Ceragon. “We are particularly pleased with our expanding penetration of large carriers, mainly in Latin America and Africa.

“Our new products continue to garner early wins, and we are receiving excellent feedback on our roadmap from customers anticipating very high bandwidth requirements and the upcoming network architecture transition.”

Geographical breakdown, second quarter of 2013:

•           Europe:                                17%
•           Africa:                                  34%
•           North America:                   7%
•           Latin America:                     28%
•           India:                                     3%
•           APAC:                                  11%

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling: USA (800) 230-1059 – or –international: +1 (612) 332-0107  from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone: (USA) (800) 475-6701     (International) +1 320-365-3844, Access Code: 297410. A replay of both the call and the webcast will be available through September 12, 2013.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries. www.ceragon.com

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Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Company & Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel: +1-(201)-853-0228 Office (Int’l): +972 (0)3 5431 132 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel: +1-(201)-853-0271 (Int’l): +972 (0)3 5431 166 abigaill@ceragon.com	Media Contact: Justine Schneider Calysto Communications (404)-266-2060 x507 jschneider@calysto.com

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com

Ceragon Reports Second Quarter 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Revenues	$90,084	$112,669	$180,181	$222,715
Cost of revenues	61,545	76,756	124,182	153,993

Gross profit	28,539	35,913	55,999	68,722

Operating expenses:
Research and development	10,582	11,900	22,488	24,055
Selling and marketing	16,808	19,953	34,341	39,587
General and administrative	5,764	6,163	12,479	13,378

Total operating expenses	$33,154	$38,016	$69,308	$77,020

Operating loss	4,615	2,103	13,309	8,298

Financial expenses, net	2,247	554	6,876	1,460

Loss before taxes	6,862	2,657	20,185	9,758

Taxes on income	658	245	1,476	535

Net loss	$7,520	$2,902	$21,661	$10,293

Basic and diluted net loss per share	$0.20	$0.08	$0.59	$0.28

Weighted average number of shares used in computing basic and diluted net loss per share	36,806,059	36,421,106	36,673,228	36,354,389

Ceragon Reports Second Quarter 2013 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30, 2013	December 31, 2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$44,908	$47,099
Short-term bank deposits	321	422
Trade receivables, net	122,641	149,120
Deferred taxes	5,781	8,589
Other accounts receivable and prepaid expenses	37,757	38,743
Inventories	57,663	65,554
Total current assets	269,071	309,527

NON-CURRENT ASSETS:
Marketable securities	3,833	4,068
Deferred tax assets, net	11,097	9,140
Severance pay and pension fund	7,270	7,163
Property and equipment, net	34,974	33,642
Intangible assets, net	8,509	9,809
Goodwill	15,112	15,283
Other non-current assets	5,477	4,964
	86,272	84,069
	$355,343	$393,596
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$39,922	$25,232
Trade payables	79,628	102,079
Deferred revenues	12,184	16,719
Other accounts payable and accrued expenses	36,651	36,090
Total current liabilities	168,385	180,120

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	14,420	18,536
Accrued severance pay and pension	12,198	12,311
Other long term payables	36,033	38,920
	62,651	69,767
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	98	98
Additional paid-in capital	321,325	318,106
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(1,450)	(490)
Accumulated deficits	(175,575)	(153,914)

Total shareholders' equity	124,307	143,709

Total liabilities and shareholders' equity	$355,343	$393,596

Ceragon Reports Second Quarter 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Cash flow from operating activities:
Net loss	$(7,520)	$(2,902)	$(21,661)	$(10,293)
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization	3,733	3,648	7,771	7,419
Stock-based compensation expense	998	1,257	2,073	2,842
Decrease (increase) in trade and other receivables, net	2,812	(21,705)	26,464	(23,809)
Decrease in inventory	4,539	573	7,402	17,616
Increase (decrease) in trade payables and accrued liabilities	(10,248)	8,557	(23,673)	10,331
Decrease in deferred revenues	(3,283)	(3,219)	(4,535)	(12,391)
Decrease (increase) in deferred tax asset, net	365	114	515	(263)
Other adjustments	(220)	(325)	(321)	(429)
Net cash used in operating activities	$(8,824)	$(14,002)	$(5,965)	$(8,977)

Cash flow from investing activities:
Purchase of property and equipment, net	(4,802)	(3,065)	(7,697)	(6,368)
Investment in short-term bank deposit	(38)	-	(255)	(1,266)
Proceeds from short-term bank deposits	336	3,186	336	5,436
Investment in available for sale marketable securities	-	(64)	-	(64)
Proceeds from sale of available for sale marketable securities, net	301	-	301	9,717
Net cash provided by (used in) investing activities	$(4,203)	$57	$(7,315)	$7,455

Cash flow from financing activities:
Proceeds from exercise of options	8	251	1,145	464
Proceeds from bank loans	13,690	14,600	16,690	14,600
Repayment of bank loan	(2,058)	(2,058)	(6,116)	(4,116)
Net cash provided by financing activities	$11,640	$12,793	$11,719	$10,948

Translation adjustments on cash and cash equivalents	$(510)	$(322)	$(630)	$(473)
Increase (decrease) in cash and cash equivalents	$(1,897)	$(1,474)	$(2,191)	$8,953
Cash and cash equivalents at the beginning of the period	46,805	39,418	47,099	28,991
Cash and cash equivalents at the end of the period	$44,908	$37,944	$44,908	$37,944

Ceragon Reports Second Quarter 2013 Results
RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,
	2013			2012
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$90,084		$90,084	$112,669
Cost of revenues	61,545	(a) 605	60,940	75,385

Gross profit	28,539		29,144	37,284

Operating expenses:
Research and development	10,582	(b) 337	10,245	11,293
Selling and marketing	16,808	(c) 655	16,153	18,841
General and administrative	5,764	(d) 249	5,515	6,116

Total operating expenses	$33,154		$31,913	$36,250

Operating profit (loss)	(4,615)		(2,769)	1,034
Financial expenses, net	2,247		2,247	554

Income (loss) before taxes	(6,862)		(5,016)	480

Taxes on income	658		658	245

Net income (loss)	$(7,520)		$(5,674)	$235

Basic net earnings (loss) per share	$(0.20)		$(0.15)	$0.01

Diluted net earnings (loss) per share	$(0.20)		$(0.15)	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	36,806,059		36,806,059	36,421,106

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,806,059		36,806,059	37,380,275

Total adjustments		1,846

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.1 million of stock based compensation expenses and $0.2 million of changes in pre-acquisition indirect tax positions in the three months ended June 30, 2013.

(b)	Research and development expenses include $0.3 million of stock based compensation expenses in the three months ended June 30, 2013.
(c)	Selling and marketing expenses include $0.3 million of amortization of intangible assets and $0.4 million of stock based compensation expenses in the three months ended June 30, 2013.
(d)	General and administrative expenses include $0.2 million of stock based compensation expenses in the three months ended June 30, 2013.

Ceragon Reports Second Quarter 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30,
	2013			2012
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$180,181		$180,181	$222,715
Cost of revenues	124,182	(a) 1,900	122,282	150,325
Gross profit	55,999		57,899	72,390

Operating expenses:
Research and development	22,488	(b) 1,860	20,628	23,024
Selling and marketing	34,341	(c) 2,078	32,263	36,860
Genera l and administrative	12,479	(d) 1,316	11,163	12,479

Total operating expenses	$69,308		$64,054	$72,363

Operating profit (loss)	(13,309)		(6,155)	27
Financial expenses, net	6,876	(e) 3,133	3,743	1,460

Loss before taxes	20,185		9,898	1,433

Taxes on income	1,476		1,476	535

Net loss	$21,661		$11,374	$1,968

Basic and diluted net loss per share	$0.59		$0.31	$0.05

Weighted average number of shares used in computing basic and diluted net loss per share	36,673,228		36,673,228	36,354,389

Total adjustments		10,287

(a)
Cost of revenues includes $0.6 million of amortization of intangible assets, $0.5 million of inventory step-up, $0.1 million of stock based compensation expenses, $0.2 million of integration plan related costs and $0.5 million of changes in pre-acquisition indirect tax positions in the six months ended June 30, 2013.

(b)	Research and development expenses include $1.3 million of integration plan related costs and $0.6 million of stock based compensation expenses in the six months ended June 30, 2013.
(c)
Selling and marketing expenses include $0.7 million of amortization of intangible assets, $0.7 million of integration plan related costs and $0.7 million of stock based compensation expenses in the six months ended June 30, 2013.

(d)	General and administrative expenses include, $0.7 million of integration plan related costs and $0.6 million of stock based compensation expenses in the six months ended June 30, 2013.
(e)	Financial expenses include $3.1 million non-recurring currency devaluation in Venezuela in the six months ended June, 2013.

Ceragon Reports Second Quarter 2013 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Six months ended
	June 30, 2013

Reported GAAP net loss	7,520	21,661

Stock based compensation expenses	998	2,073
Amortization of intangible assets	604	1,270
Inventory step up	-	459
Integration plan related costs	-	2,844
Changes in pre-acquisition indirect tax positions	244	508
Financial expenses related to non-recurring currency devaluation in Venezuela	-	3,133
Non-GAAP net loss	5,674	11,374

Ceragon Reports Second Quarter 2013 Results

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
US: +1-(201)-853-0228
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoelk@ceragon.com